UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
1867 Yonge Street, Suite 650, Toronto, Ontario M4S 1Y5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

PEACE ARCH ENTERTAINMENT GROUP INC.

1867 Yonge Street, Ste. 650

Toronto, Ontario

M4S 1Y5

Telephone: (416) 783-8383

Item 2.

Date of Material Change

July 21, 2008

Item 3.

Press Release

A press release was issued in Toronto, Ontario on July 7, 2008 by Filing Services Canada under section 7.1 of National Instrument 51-102 re: publication of material change.  It is attached as Schedule A to this report.

Item 4.

Summary of Material Change

Peace Arch® Entertainment Group Inc. (“Peace Arch”), announced that Gerry Noble has been named Chief Executive Officer of the company, effective July 21, 2008.  Mr. Noble replaces interim CEO Jeff Sagansky, who has served in that post since November, 2007.  Mr. Sagansky remains with Peace Arch as Co-Chairman of the Board of Directors together with Drew Craig.

Item 5.

Full Description of Material Change

See a copy of the press release attached as Schedule A hereto.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

The Executive Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 783-8383 Ext. 222.

Item 9.

Date of Report

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 22nd day of July, 2008

Schedule A

For Immediate Release

contact: Roy Bodner

svp marketing & communications

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Appoints New CEO

FORMER CANWEST EXECUTIVE GERRY NOBLE ASSUMES POST

EFFECTIVE JULY 21, 2008

Toronto – July 7, 2008 – Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an integrated global entertainment company, announced today that Gerry Noble has been named Chief Executive Officer of the company, effective July 21, 2008.  Mr. Noble replaces interim CEO Jeff Sagansky, who has served in that post since November, 2007. Mr. Sagansky remains with Peace Arch as Co-Chairman of the Board of Directors together with Drew Craig.

“As we shift our focus from restructuring to growth and profitability, Gerry Noble’s proven leadership capabilities and extensive entertainment industry experience make him the right CEO to guide Peace Arch to success,” said Mr. Sagansky. “With Gerry based in Toronto alongside our President/COO John Flock in Los Angeles, Peace Arch now has a dynamic management team with complementary skill sets working on both coasts and on both sides of the border.”

“Peace Arch is a great company with accomplished management, dedicated employees, and a solid base of operations,” Mr. Noble said. “The Peace Arch team has done a tremendous job over the past year restructuring their operations and refocusing its approach to the business, and I'm very excited about the opportunity to help build on that momentum and make the company a success."

A chartered accountant, Noble brings more than 20 years experience in the international media and entertainment industry to Peace Arch. Most recently he has been the President and CEO of Transit TV Network, a digital media company based in the US that is a subsidiary of Canada’s Torstar Corporation. Previously, Noble worked in various roles for CanWest Global Communications, one of Canada’s largest media companies. He took on various international assignments in the CanWest organization, returning to Canada in 2000 with his appointment as President and CEO of CanWest’s Canadian television operations where he successfully merged and developed the Global and WIC television networks. While at CanWest, Noble also served as CEO of TV3 New Zealand, CEO of CanWest Radio, Director of Network Ten in Australia, Director of TV3 in Ireland and CEO of Fireworks Entertainment, CanWest’s feature film production and distribution company.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 1,000 classic and contemporary titles. For additional information, please visit www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These risks include, but are not limited to, that the synergies and financial impact of the joint venture may not be realized, the competitive position of the joint venture may not be maintained, Peace Arch may not realize the anticipated benefits of the joint venture and other risks detailed on Peace Arch’s periodic report filings with the Securities and Exchange Commission. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. By making these forward-looking statements, Peace Arch undertakes no obligation to update these statements for revisions or changes after the date of this release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	July 22, 2008	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.